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         [LETTERHEAD OF NETHERLAND, SEWELL & ASSOCIATES APPEARS HERE]

                               February 1, 1996

Mr. A. Ralph Reed
Plains Petroleum Operating Company
Tower 3, Suite 1000
1515 Arapahoe Street
Denver, Colorado 80202

Dear Mr. Reed:

        In accordance with your request, we have audited the estimates prepared by Plains Petroleum Operating Company (Plains), as of December 31, 1995, of the proved reserves and future net revenue to the Plains interest in certain oil and gas properties. These estimates were prepared using constant prices and costs in accordance with the guidelines of the Securities and Exchange Commission (SEC). The following table sets forth Plains' estimates of the proved reserves and future net revenue, as of December 31, 1995, for the audited properties:

                              Net Reserves           Future Net Revenue (M$)
                          ---------------------     -------------------------
                            Oil          Gas                    Present Worth
                          (MBBLS)      (MMCF)        Total         at 10%
                          -------     ---------     ---------   -------------
Proved Developed
 Producing                8,717.9     258,538.4     374,435.3     211,589.5
 Non-Producing            1,667.9       3,144.9      26,147.7      18,280.4
Proved Undeveloped        1,104.8       6,584.7      16,419.8      10,828.2
                         --------     ---------     ---------     ---------
    Total Proved         11,490.6     268,268.0     417,002.8     240,698.1
Proved Developed
 Producing CO//2//            0.0         204.2          33.4          26.5

        The oil reserves shown include crude oil and condensate. Oil volumes are expressed in barrels which are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of standard cubic feet (MCF) at the contract temperature and pressure bases.

        When compared on a lease-by-lease basis, some estimates of Plains are greater and some are lesser than the estimates of Netherland, Sewell & Associates, Inc.; however, in our opinion, the estimates of Plains' net proved oil and gas reserves and future net revenue, as shown herein and in certain computer printouts on file in our office, are in the aggregate reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures utilized by Plains in preparing the December 31, 1995 reserve and revenue estimates and, with consideration given to the variations on a lease-by-lease

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basis as noted above, we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, prepared by Plains.

        The estimated net reserves and future net revenue shown herein are for total proved reserves which include proved developed producing, proved developed non-producing, and proved undeveloped hydrocarbon reserves and for proved developed producing carbon dioxide (CO//2//) reserves. Our audit did not include consideration of probable or possible reserves which might be established for these properties; neither did it include consideration of undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

        It should be understood that our above-described audit does not constitute a complete reserve study of the Plains oil and gas properties. In our audit, we accepted without independent verification the accuracy and completeness of the information and data furnished by Plains with respect to ownership interest, oil and gas production, well test data, oil and gas prices, historical costs of operation and development, and any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data.

        Oil prices used by Plains are based on a December 31, 1995 West Texas Intermediate posted price of $18.00 per barrel, adjusted by lease for gravity, transportation fees, and regional posted price differentials. Gas prices used by Plains are based on either December 1995 regional spot market prices, adjusted for gathering and transportation fees, or the contract prices. Lease and well operating costs for non-operated properties include the per-well overhead expenses allowed under joint operating agreements along with costs estimated to be incurred at and below the district and field levels. Lease and well operating costs for the operated properties include only direct lease and field level costs. Oil and gas prices, along with operating costs, are held constant in accordance with SEC guidelines. Capital costs are included as required for workovers, new development wells, and production equipment. Plains' estimates of future net revenue do not include any salvage value for the lease and well equipment nor the cost of abandoning the properties.

        We are independent petroleum engineers with respect to Plains Petroleum Operating Company as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

                                        Very truly yours,

                                        /s/ FREDERIC D. SEWELL